Because the electronic format of filing Form N-SAR does not provide adequate space for responding to Items 72DD, 73A, 74U and 74V correctly, the correct answers are as follows:

Evergreen Ultra Short Opportunities Fund

		72DD		73A		74U        	74V
		Dollar		Per Share	Shares
       	Distributions	Distributions	Outstanding	NAV

Class A	$2,709,314	$0.28		9,164,571	$9.54
Class B	$517,815	$0.25	 	2,184,193	$9.54
Class C	$2,071,870	$0.25		8,673,046	$9.54
Class I	$19,180,251	$0.29		57,750,599	$9.54